October 13, 2006

Mail Stop 4561

*By U.S. Mail and facsimile to (202) 966-9409*

Anthony J. Szuszczewicz
Chairman of the Board, President and Chief Executive Officer
Polonia Bancorp
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, Pennsylvania  19006

> **Re:    Polonia Bancorp**
> **Amendment No. 1 to**
> **Registration Statement on Form SB-2**
> **Filed September 29, 2006**
> **File No. 333-135643**

Dear Mr. Szuszczewicz:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Change in Accountants, page 122

1.    We note your response to comment 39 from our letter dated August 3, 2006.  We are evaluating your response and may have further comment.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-5

2. We note your response to comment 40 from our letter dated August 3, 2006. However, it appears there are still some significant items included in the "other, net" adjustment to reconcile net income to net cash provided by operating activities. Specifically, please revise to separately disclose the more significant components of the "other, net" adjustment for the six months ended June 30, 2005.

3. As a related matter, we note that you restated your consolidated statement of cash flows for the year ended December 31, 2005 to reclassify increases in deposits from net cash provided by operating activities to net cash provided for financing activities. Please revise your filing throughout (including your audit opinion) to clearly disclose that you have restated your previously issued consolidated statement of cash flows for the year ended December 31, 2005 and the reasons for the restatement. Refer to paragraphs 25 and 26 of SFAS 154.

4. Please revise your column headings throughout the filing where appropriate to clearly indicate that your consolidated statement of cash flows for the year ended December 31, 2005 has been restated.

Note 11 – Employee Benefits, page F-20

5. Please revise your disclosures to clarify the specific types of benefits that SRP plan participants are entitled to receive (i.e. monetary benefits and/or health insurance benefits).

6. We note your response to comment 44 from our letter dated August 3, 2006 and the corresponding revisions to your filing to disclose the components of net periodic pension cost for your Supplemental Retirement Plan. However, you did not address the portion of our comment which requested that you tell us why you believe the other disclosure requirements of paragraph 5 of SFAS 132(R) are not applicable to you (for example, a reconciliation of the beginning and ending balances of the plan benefit obligation, the funded status of the plan, etc.). Therefore, we reissue our prior comment 44.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes at 202-551-3424 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc:     Lawrence M.F. Spaccasi
        Mouldoon Murphy & Aguggia LLP
        5101 Wisconsin Ave  NW
        Washington, D.C.  20016